American Media, Inc.

1000 American Media Way

Boca Raton, Florida 33464-1000

October 19, 2012

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Loan Lauren P. Nguyen

                 Special Counsel

Re:	American Media, Inc.
Registration Statement on Form S-4, as amended
File No. 333-183477

Ladies and Gentlemen:

American Media, Inc., a Delaware corporation (the “Company”), has filed the above-referenced Registration Statement under the Securities Act of 1933, as amended (the “Registration Statement”). In connection with the Company’s acceleration request relating to the Registration Statement, the Company hereby acknowledges to the Securities and Exchange Commission (the “Commission”) and the staff of the Commission (the “Staff”) that:

a)	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

b)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

c)	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AMERICAN MEDIA, INC.

By:	/s/ Christopher V. Polimeni
Name: Christopher V. Polimeni
Title: Executive Vice President, Chief Financial Officer and Treasurer